EXHIBIT  9

New Appointment of Representative Juristic-Person Supervisor

Date of events: 2012/07/06

Contents:

1.Date of occurrence of the change:2012/07/06

2.Name of juristic-person director/ supervisor: National Development Fund, Executive Yuan

3.Name and resume of the replaced person: Shwu-Fen Chao; Councilor to the vice President; Master of Diplomacy, National Chengchi University.

4.Name and resume of the replacement: I-chuan Liou; Director-general, Department of Education, Science and Culture of Executive Yuan; Master of Education, National Taiwan Normal University.

5.Reason for the change: In accordance with the provisions set forth in Item 3, Article 27 of Company Act

6.Original term (from                      to                     ):2010/06/18 ~ 2013/06/17

7.Effective date of the new appointment:2012/07/06

8.Any other matters that need to be specified: None